SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 30 March 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

30 March 2011

BT GROUP PLC
ACCELERATION OF PENSION DEFICIT CONTRIBUTION FOR 2011

BT (BT.L) today announces that it has brought forward the payment of its next pension deficit contribution from the due date in December 2011 to March 2011, in agreement with the Trustee of the BT Pension Scheme (BTPS).

BT has taken the decision to accelerate the payment as it is economically beneficial to do so and utilises existing cash deposits.  As a result of the acceleration, BT has made a cash payment of £505m into the BTPS, being the actuarial value of the £525m due to have been paid in December 2011.  In addition, the payment will be tax deductible at a corporation tax rate of 28%, rather than the 26% which will apply in the 2011/12 financial year, and the timing of the tax deduction will be brought forward to the first half of the 2011/12 financial year.

The early payment does not impact the company's previously announced outlook for free cash flow(1).

Notes for Editors:

In February 2010 BT and the Trustee of the BTPS announced that they had reached agreement on the triennial actuarial funding valuation as at 31 December 2008 and the associated recovery plan for the BTPS.

Under the recovery plan, BT agreed to make payments of £525m per annum for the first three years of the 17 year recovery plan.  The first two payments were made in December 2009 and December 2010.  The next payment was due in December 2011.

The next triennial funding valuation will be carried out as at 31 December 2011.

(1) before pension deficit payments and cash specific items

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 30 March 2011